Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

Taylor Morrison

Conference Call Script

AV Homes Acquisition

OPERATOR

Good morning, and welcome to Taylor Morrison’s conference call. Currently, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference call is being recorded.

I would now like to introduce Mr. Jason Lenderman, Vice President Investor Relations and Treasury.

JASON LENDERMAN – VP of INVESTOR RELATIONS

Thank you and welcome everyone to Taylor Morrison’s conference call to discuss our proposed acquisition of AV Homes. With me today are Sheryl Palmer, Chairman and Chief Executive Officer and Dave Cone, Executive Vice President and Chief Financial Officer.

Before I turn the call over to Sheryl, let me remind you that today’s call, including the question-and-answer session, includes forward looking statements that are subject to the Safe Harbor statement for forward-looking information that you will find in today’s news release. These statements reflect the current views of Taylor Morrison management and are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections.

These risks and uncertainties include, but are not limited to, those factors identified in the release and in our filings with the Securities and Exchange Commission, and we do not undertake any obligation to update our forward-looking statements.

Now, let me turn the call over to Sheryl Palmer.

SHERYL PALMER – CHAIRMAN & CHIEF EXECUTIVE OFFICER

Thank you, Jason, and good morning everyone. We appreciate you joining today as we discuss the definitive merger agreement signed yesterday to acquire AV Homes. I’m delighted to talk about this opportunity in more detail and excited about bringing this business, it’s assets, and of course, their experienced team members into Taylor Morrison. As outlined in our press release this morning, the purchase price for AV Homes is approximately $490 million, which results in an attractive 1.1 price to book multiple. The transaction will be funded by approximately 60 percent cash and 40 percent in Taylor Morrison stock. On a pro-forma basis, the combined company is expected to generate more than $5 billion in revenue in 2018.

We’ve consistently used our earnings announcements and conference calls such as this to share our optimism and confidence in the housing cycle, reiterate the momentum in the industry and discuss the opportunities of a general undersupply in our markets along with the advantages of adding depth to our current footprint. This transaction, which is subject to customary closing conditions, will serve as a means to strengthen our land pipeline in the right locations, potentially offsetting some future land purchases, while simultaneously delivering land to our homebuilding operations with mature communities. This proposed purchase is driven by our respect for the AV business and its leadership. It allows us to accelerate our growth with their attractive, synergistic land portfolio and complimentary product offerings, and achieve real SG&A leverage for the business. The increased local scale will allow for more influence with trades, greater adherence to our strict construction cadence and amplifies our purchasing power.

As discussed on our February call, we began 2018 by laying out our strategic priorities for the year with our team members; those being strategic growth, operational excellence and a differentiated customer experience. We believe this acquisition fully supports our strategic growth priority by bringing us deeper into five of our current markets, adding Jacksonville to the portfolio, and further expanding our offerings in the affordable 55+ and first-time buyer customer segments. AV’s average sales price for 2018 is expected to be in the low-to-mid $300s while Taylor Morrison’s is expected to be slightly higher than last year in the $470s, representing a clear opportunity to broaden our more affordable offerings. As we compared our footprint to theirs it became clear that by moving forward with this transaction we’d be able to bolster our position by increasing our market share in each of these high-performing markets with expected long-term favorable fundamentals. For example, in Charlotte we will move from outside of the top ten and in Raleigh just inside of the top ten, to both being firmly in the top five. Almost immediately following entry into Charlotte and Raleigh in 2015 in connection with the Orleans acquisition, we were clear in our intent to grow our presence in those markets and feel this purchase allows us to accelerate those plans. In Orlando, last year, we would have moved from a builder outside of the top five to the number two builder in the market. Similarly for Phoenix—one of our strongest businesses in the portfolio—this deal would have solidified our place as number three by volume. And in Dallas, looking forward, we’d expect to increase our position and complement the Darling and Taylor Morrison offerings moving us to inside the top five.

From a product offering standpoint, we’re excited at the possibility of folding AV’s lineup into Taylor Morrison’s suite of offerings. Currently, AV operates within the entry-level, first move-up and active adult consumer groups, all segments that are squarely in Taylor Morrison’s wheelhouse, but as I mentioned earlier—I really like the emphasis and expansion into the more affordable first-time buyer market. This transaction will allow us to grow this segment in a strategic way that keeps us in what we define as “path of growth” locations – very similar to our JEH and Acadia acquisitions in the Atlanta market in 2015. Equally exciting—as we look toward the future and our plans to grow our active lifestyle communities and offerings—is AV’s existing active adult product in Orlando, Raleigh, and Phoenix. Their presence mirrors some of our active lifestyle communities within those markets but is positioned at the more affordable price points. In fact, their 55-plus land represents over 50 percent of their overall portfolio. This includes their award-winning, 4,000 acre community, Solivita that is well known in the Central Florida region for offering their buyers the perfect balance of outdoor living, comfort and luxury. This extremely successful community is being followed by a sister community of approximately 2,800 acres, Solivita Grande, that we expect will generate similar results. We believe these commonalities in product offerings and consumer groups will create opportunities for scale efficiencies and enhance our national footprint while creating top-and bottom-line performance improvement.

This transaction will increase our lot count by approximately 17,000 lots and our years of supply from the four year range to the five year range based on a trailing twelve months of the combined business—well within where we believe the company should be positioned. On an outlet basis, we’ll be adding roughly 70 active selling communities to our business. And, like our last four acquisitions, we’ll assess the timing of when it makes sense to fully convert all existing AV family branded communities to the Taylor Morrison brand.

Another area in which we see benefit from the transaction is leveraging our financial services platform. Taylor Morrison Home Funding, a leader in the industry, is licensed and operating in each of AV’s markets and we intend to offer TMHF services across the acquired platform, replacing AV’s recently formed financing joint venture. We also have our title operations, Inspired Title Services, operating in Florida, North Carolina and Texas which will provide additional benefits and products for both the customer and sales team to match the experience and success of our Taylor Morrison business.

Before turning the call over to Dave to discuss more of the transaction details, let me wrap up my opening comments by reiterating how enthusiastic I am about the opportunities this acquisition provides to Taylor Morrison and our customers, team members and trade partners. We’ve made it a priority to grow in a smart and meaningful way this year, and this is a great first step in that direction.

With that, I’ll turn the call over to Dave.

DAVE CONE – EVP & CHIEF FINANCIAL OFFICER

Thanks, Sheryl, and hello everyone.

As Sheryl mentioned in her remarks, the purchase price is $490 million, which will be funded by approximately 60 percent in cash and 40 percent in Taylor Morrison stock. We’d also assume the debt on AV’s balance sheet, including $80 million in convertible debt, but excluding any amounts under AV’s existing revolving credit facility. Assuming all holders of the convertible debt elect to convert their notes in connection with the transaction, there will be a resulting payment of approximately $95 million in additional consideration, which is subject to being settled in cash or stock in accordance with terms of those notes. We believe our story, strategy, vision, and ability to deliver results for our shareholders makes our stock a strong value proposition for AV shareholders. I’d also note that TPG, as the largest AV shareholder, has elected to receive one hundred percent of their payment in the form of Taylor Morrison stock, subject to proration.

Our current strategy for the cash portion of the purchase price is to use a mix of cash on-hand – approximately $180 million - along with potential funds raised through an opportunistic senior note offering. In order to increase our optionality as to when we access the debt market, while also maintaining a prudent cash balance for operations, we have secured a $200 million commitment for a 364 day short-term revolver. The equity portion will be funded by a fixed exchange ratio of Taylor Morrison stock for every share of AV Homes’ stock. We believe our balance sheet is strong and we have ample liquidity to support this acquisition. Lastly, we will seek to expand our current $500 million revolving credit facility to $600 million. We believe both the debt issuance and increased revolver capacity will give us on-going working capital to fund our combined larger operations while taking advantage of the still favorable interest rates.

This transaction will increase our net debt to cap ratio, but it will remain very healthy and somewhere in the low 40 percent range. Our preliminary estimate for goodwill is about $70 million, representing 14 percent of the purchase price. Once we complete the integration, we believe we will drive annual synergies of $30 million. 2019 EPS will be accretive.

This transaction serves one of our three priorities for the year, and it also fits within our capital allocation philosophy. The first two tenets within that philosophy involve growth, one of which being growth through M&A. This speaks to our commitment to staying true to our convictions and true to the structure we have when placing capital. The third tenet within that philosophy is maintaining a strong balance sheet, which we believe this does. The fourth tenet is returning cash to shareholders through share buy backs. Since we may be reducing land spend in some of the overlapping divisions, this fourth tenet is still on the table for us to pursue this year. As we’ve mentioned numerous times before, our goal is to drive accretive returns for our shareholders and this transaction, along with these other capital allocation strategies, will do that. We have not repurchased any of our stock during the second quarter due to the on-going discussions with AV. With the transaction pending, we will not be permitted to repurchase stock until after some period post close. The acquisition of AV will not impact our ability to acquire stock in the future as we believe we will generate sufficient cash flow. As a reminder, we have approximately $96 million remaining on our share repurchase authorization through December 31, 2018.

Given that this transaction was just signed last evening we are not in a position to comment on how we’d adjust our guidance based on the combined company, but we do re-affirm the second quarter guidance we provided during our first quarter call. For the months of April and May we had an absorption pace of about 2.7. This is tracking better than our internal expectations.

Now, I’ll turn the call back to Sheryl.

SHERYL PALMER – CHAIRMAN, & CHIEF EXECUTIVE OFFICER

Thank you, Dave.

We’re excited about this acquisition and what it will do for our business moving forward. Strengthening our land pipeline and providing resources that will build on our momentum for the short and long-term only enhance our overall positioning as a developer and builder in markets that are expected to outperform this year and beyond.

With an expectation to close in late Q3 or early Q4, we know there is much more work to be done. I want to thank Roger Cregg, the rest of the AV leadership team, and the Taylor Morrison team led by Lou Steffens, our President of M&A. They have all put in many hours and done great work to get us to this point; and I look forward to welcoming the rest of the AV Homes’ organization later this year.

With that, I would like to open the call to questions. Operator, please provide our participants with instructions.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.

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